SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BELL MICROPRODUCTS INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

3-3/4% Convertible Subordinated Notes,	078137AB2
Due 2024
3-3/4% Convertible Subordinated Notes,	078137AC0
Series B Due 2024
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
David R. Birk, Esq.
Vice President and Assistant Secretary
Bell Microproducts Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
Joseph P. Richardson, Esq.
Scott I. Gruber, Esq.
Squire, Sanders and Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, Arizona 85004
Telephone: (602) 528-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$110,000,000	$7,843

*	Calculated solely for purposes of determining the filing fee. The aggregate purchase price of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024 (together, the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of July 16, 2010, there was $110,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $110,000,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction. The filing fee was paid on July 16, 2010 in connection with the filing by Bell Microproducts Inc. of the original Schedule TO (Registration No. 005-43709).

☐		Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

		Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐		Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.

	☑	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and restates the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on July 16, 2010 by Bell Microproducts Inc. (the “Company”), a corporation existing under the laws of California, and relates to the Company’s offer to purchase its 3-3/4% Convertible Subordinated Notes, Due 2024 (the “Series A Notes”) and 3-3/4% Convertible Subordinated Notes, Series B Due 2024 (the “Series B Notes” and together with the Series A Notes, the “Notes”), made on the terms and conditions set forth in the Notice of Change in Control to Holders of the Series A Notes and the Series B Notes, dated July 16, 2010 (as it may be supplemented or amended from time to time, the “Offer to Purchase”), and the related notice materials filed as exhibits to this Schedule TO.
     The Company’s 3-3/4% Convertible Subordinated Notes, Due 2024, were not initially designated as “Series A”, but are referred to herein as the Series A Notes to distinguish them from the Series B Notes, which were subsequently offered and issued pursuant to an exchange tender offer. The aggregate outstanding principal of the Series A Notes is $150,000 and the outstanding principal of the Series B Notes is 109,850,000.
     The Notes were issued pursuant to Indentures, dated as of March 5, 2004 and December 21, 2004 (together the “Indentures”), between the Company and Wells Fargo Bank, National Association, as trustee thereunder (the “Trustee”). The Series A Notes were registered pursuant to a registration statement on Form S-3 (which contains a Prospectus for the Series A Notes, the “Series A Prospectus”), dated June 3, 2004, and the Series B Notes were registered pursuant to a registration statement on Form S-4 (which contains a Prospectus for the Series B Notes, the “Series B Prospectus”), dated November 16, 2004. The Company is making this offer to purchase the Notes (the ”Offer”) to satisfy its obligations under the Indentures and the Notes to purchase the Notes, at the option of the holders thereof (each, a “Holder”), upon the occurrence of a “Change of Control” (as defined in Section 3.8(c)(2) of the Indentures). A Change of Control occurred on July 6, 2010, when a wholly-owned subsidiary of Avnet, Inc. merged with and into the Company (the “Merger”) and, in connection therewith, the holders of the Company’s common stock received $7.00 per share of common stock held immediately prior to the Merger.
     This Schedule TO is filed pursuant to the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase and related notice materials filed as exhibits to this Schedule TO are incorporated by reference into this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth under “Summary of the Offer” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. The Company maintains its principal executive offices at Bell Microproducts Inc., 2211 South 47th Street, Phoenix, AZ 85034, and its telephone number is (480) 643-2000.

(b)	Securities. The Notes consist of $150,000 aggregate principal amount of the Series A Notes and $109,850,000 aggregate principal amount of the Series B Notes.

(c)	Trading Market and Price. There is no established trading for the Notes.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address. The Company is the issuer and the subject company. The information set forth under Item 2(a) of this Schedule TO is incorporated herein by reference. The following is a list of each officer and director of the Company:

Name	Position(s)
Raymond Sadowski	Director, President and Treasurer
David R. Birk	Director, Vice-President and Assistant Secretary
Jun Li	Secretary
The address and telephone number of each of the aforementioned executive officers and directors of the Company is c/o Bell Microproducts Inc., 2211 South 47th Street, Phoenix, AZ 85034; (480) 643-2000.

The Company is a wholly-owned subsidiary of Avnet, Inc (“Avnet”), a New York corporation. The following is a list of each executive officer and director of Avnet:

Name	Position(s)
Roy Vallee	Chairman of the Board and Chief Executive Officer
Raymond Sadowski	Senior Vice President and Chief Financial Officer
Richard P. Hamada	Senior Vice President and Chief Operating Officer
Steven C. Church	Senior Vice President and Chief Operational Excellence Officer
Harley Feldberg	Senior Vice President and President of Avnet Electronics Marketing
David R. Birk	Senior Vice President, General Counsel and Assistant Secretary
MaryAnn Miller	Chief Human Resources Officer
Steven R. Phillips	Vice President and Chief Information Officer
James N. Smith	Vice President and President of Avnet Logistics Services
Eleanor Baum	Director
J. Veronica Biggins	Director
Lawrence W. Clarkson	Director
Ehud Houminer	Director
Frank R. Noonan	Director
Ray M. Robinson	Director
William H. Schumann, III	Director
William P. Sullivan	Director
Gary L. Tooker	Director
The address and telephone number of each of the aforementioned executive officers and directors of Avnet is c/o Avnet, Inc., 2211 South 47th Street, Phoenix, AZ 85034; (480) 643-2000.
Item 4. Terms of the Transaction.
(a)	Material Terms. The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Offer to Purchase, Indentures and Notes. Alternatively, the Notes are convertible into the consideration ($7.00 per share in cash) that holders of shares of the common stock of the Company received in the Merger that triggered the change of control, subject to the terms and conditions specified in the Offer to Purchase, Indentures and the Notes. The information in “Summary of the Offer,” “The Offer,” and “Tax Considerations” sections of the Offer to Purchase are incorporated herein by reference.

(b)	Purchases. The Company is not aware of any officers, directors or affiliates that hold any of the Notes and, therefore, the Company believes that no Notes will be purchased from any officer, director or affiliate of the Company in connection with the Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities.
1.	Agreement and Plan of Merger by and among Avnet, Inc., AVT Acquisition Corp. and Bell Microproducts Inc. dated as of March 28, 2010. Incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on March 29, 2010.

2.	Form of Indenture between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the Series B 3.75% Subordinated Convertible Notes due 2024. Incorporated by reference to Item 12.

3.	Indenture dated as of March 5, 2004 between the Company and Wells Fargo Bank, National Association as Trustee, with respect to the 3.75% Subordinated Convertible Notes due 2024. Incorporated by reference to Item 12.

4.	Registration Rights Agreement dated March 5, 2004 by and among the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc. Incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (File No. 333-116130) on June 3, 2004.

5.	First Supplemental Indenture dated as of December 20, 2006 between the Company and Wells Fargo Bank, N.A. Incorporated by reference to Item 12.

6.	9% Senior Subordinated Note in the Amount of $23,000,000 dated as of October 2, 2006 in connection with the Securities Purchase Agreement dated as of October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and the Employees’ Retirement System of Alabama. Incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

7.	9% Senior Subordinated Note in the Amount of $12,000,000 dated as of October 2, 2006 in connection with the Securities Purchase Agreement dated as of October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama. Incorporated by reference to Exhibit 10.3 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

8.	Warrant to Purchase 125,000 Shares of Common Stock Bell Microproducts Inc. dated as of October 2, 2006. Incorporated by reference to Exhibit 10.4 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

9.	Syndicated Composite Guarantee and Debenture effective as of December 2, 2002 by and among Bell Microproducts Limited, certain other companies and Bank of America, N.A. Incorporated by reference to Exhibit 10.40 filed with the Company’s Annual Report on Form 10-K (File No. 000-21528) for the year ended December 31, 2002.

10.	Securities Purchase Agreement dated October 2, 2006 among the Company, The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama. Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on October 4, 2006.

11.	Ninth Supplemental Agreement dated May 21, 2008 in relation to a Syndicated Credit Agreement dated December 2, 2002, among Bell Microproducts Limited, Bell Microproducts Europe Export Limited, Bell Microproducts Europe (Holdings) B.V., BM Europe Partners C.V., Bell Microproducts Europe B.V. and Bank of America, National Association. Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on May 28, 2008.

12.	Amended and Restated Credit Agreement effective as of June 30, 2008 and executed on August 5, 2008, among the Company, The Teachers’ Retirement System of Alabama, The Employees’ Retirement System of Alabama, Judicial Retirement Fund, the PEIRAF-Deferred Compensation Plan and the Public Employee Individual Retirement Account Fund. Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on August 6, 2008.

13.	Letter to Bell Microproducts Inc. dated August 4, 2008, from The Teachers’ Retirement System of Alabama and The Employees’ Retirement System of Alabama, amending the Securities Purchase Agreement dated October 2, 2006. Incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on August 6, 2008.

14.	Letter Agreement executed August 6, 2008 between Bell Microproducts Limited and Bank of America, N.A. as Agent for the Syndicated Credit Agreement dated December 2, 2002, as amended and restated effective May 21, 2008. Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on August 11, 2008.

15.	Amended and Restated Loan and Security Agreement dated September 29, 2008, among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder, LLC, as Guarantors and Wachovia Capital Finance Corporation (Western) (“Wachovia”) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC (the “Lenders”), Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on September 30, 2008.
16.	Second Amendment to Amended and Restated Loan and Security Agreement dated February 17, 2009, among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder, LLC, as Guarantors and Wachovia Capital Finance Corporation (Western) (“Wachovia”) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC (the “Lenders”). Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on February 20, 2009.

17.	Second Amendment to the June 30, 2008 Amended and Restated Credit Agreement dated as of February 24, 2009, among the TRSA, ERSA, Judicial Retirement Fund, PEIRAF-Deferred Compensation Plan and Public Employees Individual Retirement Account Fund. Incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on March 2, 2009.

18.	Letter Agreement to Bell Microproducts Inc. dated February 25, 2009, among the Company, TRSA and ERSA. Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on March 3, 2009.

19.	First Amendment to Amended and Restated Loan Agreement dated as of November 10, 2008, by and among Bell Microproducts Inc., Bell Microproducts — Future Tech, Inc., Rorke Data, Inc., Bell Microproducts Canada — Tenex Data ULC, TotalTec Systems, Inc., Forefront Graphics U.S. Inc. as Borrowers, Bell Microproducts Canada Inc. and Bell Microproducts Mexico Shareholder, LLC, as Guarantors and Wachovia Capital Finance Corporation (Western) (“Wachovia”) in its capacity as administrative agent for the financial institutions, Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. and Wells Fargo Foothill, LLC (the “Lenders”). Incorporated by reference to Exhibit 10.31 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, on June 29, 2009.

20.	First Amendment to Amended and Restated Credit Agreement dated as of December 23, 2008, by and among the Company, TRSA, ERSA, Judicial Retirement Fund, the PEIRAF-Deferred Compensation Plan and the Public Employee Individual Retirement Account Fund. Incorporated by reference to Exhibit 10.32 filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, on June 29, 2009.

21.	Letter Agreement executed June 29, 2009, among Bell Microproducts Limited, other European-based subsidiaries of the Company, and Bank of America, N.A. Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on July 1, 2009.

22.	Tenth Supplemental Agreement dated December 18, 2009 in relation to a Syndicated Credit Agreement dated December 2, 2002, among Bell Microproducts Limited, Bell Microproducts Europe Export Limited, Bell Microproducts Europe (Holdings) B.V., BM Europe Partners C.V., Bell Microproducts Europe B.V. and Bank of America, N.A. Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on December 23, 2009.

23.	Fee Letter entered into between Bell Microproducts Ltd., and Bank of America N.A. dated December 18, 2009. Incorporated by reference to Exhibit 10.2 filed with the Company’s Current Report on Form 8-K on December 23, 2009.

24.	Third Amendment to Amended and Restated Loan Security Agreement dated February 3, 2010 by and between the Company, and certain of the Company’s U.S. and Canadian subsidiaries, on the one hand, and Wachovia Capital Finance Corporation (Western) (“Wachovia”) in its capacity as administrative agent for the Lenders, and Wachovia, Bank of America, N.A., The CIT Group/Business Credit, Inc. (“CIT”), and Wells Fargo Foothill, LLC (“Foothill”). Incorporated by reference to Exhibit 10.1 filed with the Company’s Current Report on Form 8-K on February 4, 2010.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purpose. The purpose of the Offer is to satisfy the Company’s obligations under the Indentures and the Notes to purchase the Notes, at the option of the Holders, upon the occurrence of a “Change of Control” (as defined in Section 3.8(c)(2) of the Indentures). The Merger, which became effective on July 6, 2010, constituted a Change of Control.
The Indentures and Notes require that, within 30 days following any Change of Control, the Company must mail a notice to each Holder stating that a Change of Control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including the Purchase Date. Alternatively, upon a Change of Control each Holder has the right to convert such Holder’s Notes. In accordance with Section 4.1(d) of the Indentures, if any Holder elects to convert, their Notes shall be converted into the right to receive the consideration that the holders of the Company’s common stock received in the Merger at the conversion price set forth in the Indenture, which is $10.95775 per share, significantly higher than the merger consideration of $7.00 per share.

The information in the “Summary of the Offer” and “The Offer” sections of the Offer to Purchase are incorporated herein by reference.

(b)	Use of the Securities Acquired. The Company will retire the Notes acquired pursuant to the Offer.

(c)	Plans. Not applicable.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. If all of the Notes are tendered pursuant to the Offer, the Company will pay the Holders an aggregate principal amount of $110,000,000. The Company expects to pay the principal amount and interests, and fees and expenses in connection with the Offer, which will be paid by the parent company, Avnet, Inc. with available liquidity. The information in the “Payment of Offer to Purchase” section of the Offer to Purchase is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership. No Notes are held by any person named in Item 1003 of Regulation M-A promulgated by the Securities and Exchange Commission or by any of their associates or majority-owned subsidiaries.

(b)	Securities Transactions. The Company is not aware of any transactions in the Notes during the last 60 days by any of the following people: (1) the Company, (2) any person named in Instruction C of Schedule TO or any associate or majority-owned subsidiary of the Company, or (3) the Company an any executive officer or director of any subsidiary of the Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth under “Solicitations or Recommendations” in the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is the subsidiary of a public reporting company that files reports electronically on EDGAR on a consolidated basis.
(b)	Not applicable.
Item 11. Additional Information.
(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Notice of Change in Control to Holders of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024, dated July 16, 2010.

(a)(2)	Form of Change in Control Purchase Notice.

(a)(4)(i)	Preliminary Prospectus for the 3-3/4% Convertible Subordinated Notes, due 2024 included in the Company’s Registration Statement on Form S-3, filed on June 3, 2004.

(a)(4)(ii)	Preliminary Prospectus for the 3-3/4% Convertible Subordinated Notes, Series B due 2024 included in the Company’s Registration Statement on Form S-4, filed on November 16, 2004.

(a)(5)	Press release issued on July 16, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 16, 2010.

(b)	Not applicable.

(d)(1)	Indenture dated as of March 5, 2004 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed on June 3, 2004.

(d)(2)	Form of Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed on November 16, 2004.

(d)(3)	First Supplemental Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 21, 2006.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BELL MICROPRODUCTS INC.

Date: August 2, 2010

	By:	/s/ Raymond Sadowski
		Name:	Raymond Sadowski
		Title:	President and Treasurer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Notice of Change in Control to Holders of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024, dated July 16, 2010.

(a)(2)	Form of Change in Control Purchase Notice.

(a)(4)(i)	Preliminary Prospectus for the 3-3/4% Convertible Subordinated Notes, due 2024 included in the Company’s Registration Statement on Form S-3, filed on June 3, 2004.

(a)(4)(ii)	Preliminary Prospectus for the 3-3/4% Convertible Subordinated Notes, Series B due 2024 included in the Company’s Registration Statement on Form S-4, filed on November 16, 2004.

(a)(5)	Press release issued on July 16, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 16, 2010.

(b)	Not applicable.

(d)(1)	Indenture dated as of March 5, 2004 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed on June 3, 2004.

(d)(2)	Form of Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed on November 16, 2004.

(d)(3)	First Supplemental Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Convertible Subordinated Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 21, 2006.

(g)	Not applicable.

(h)	Not applicable.